UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  September 30, 2007                  /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                              MAY 31, 2007 AND 2006

                                                                 D & H Group LLC
                                                           Chartered Accountants






AUDITORS' REPORT




To the Shareholders of
Rochester Resources Ltd.

We have audited the consolidated balance sheets of Rochester Resources Ltd. as at May 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On September 17, 2007 we reported separately to the shareholders of Rochester Resources Ltd. on consolidated financial statements as at May 31, 2007 and 2006 and for the years ended May 31, 2007, 2006 and 2005 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.


                                                             /s/ D&H GROUP LLP

Vancouver, B.C.
September 17, 2007                                         CHARTERED ACCOUNTANTS




D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway   Telephone 604 731 5881  www.DHgroup.ca
Vancouver, British Columbia      Facsimile 604 731 9923  A BC Limited Liaibility
Canada V6H 4C1                   Email: info@dhgroup.ca      Partnership of
                                                               Corporations

      Member of BHD Association with affiliated offices across Canada and internationally

                            ROCHESTER RESOURCES LTD.
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31



                                                      2007             2006
                                                        $                $
                                     ASSETS

CURRENT ASSETS

Cash                                                 1,680,753        3,657,676
Amounts receivable (Note 4)                            269,997           80,022
Prepaid expenses and deposits                           52,580           12,825
Inventories                                            116,706                -
                                                  ------------     ------------
                                                     2,120,036        3,750,523

IVA TAX RECEIVABLE                                   1,045,413                -

MINERAL PROPERTY INTERESTS (Note 5)                 26,240,492        1,128,652

PROPERTY, PLANT AND EQUIPMENT (Note 6)               1,364,623           55,341

OTHER ASSETS                                                 -           37,040
                                                  ------------     ------------
                                                    30,770,564        4,971,556
                                                  ============     ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities               388,386          214,447
Current portion of long-term debt (Note 7)             962,910                -
                                                  ------------     ------------
                                                     1,351,296          214,447

LONG-TERM DEBT (Note 7)                                615,193                -

ASSET RETIREMENT OBLIGATION (Note 16)                  590,894                -

FUTURE INCOME TAX LIABILITIES (Notes 3 and 12)       4,300,000                -
                                                  ------------     ------------
                                                     6,857,383          214,447
                                                  ------------     ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                              96,437,468       75,890,208

CONTRIBUTED SURPLUS (Note 10)                        2,891,157          608,284

DEFICIT                                            (75,415,444)     (71,741,383)
                                                  ------------     ------------
                                                    23,913,181        4,757,109
                                                  ------------     ------------
                                                    30,770,564        4,971,556
                                                  ============     ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 17)

APPROVED BY THE BOARD

/s/ ALFREDO PARRA  , Director
------------------
/s/ NICK DEMARE    , Director
------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                           FOR THE YEARS ENDED MAY 31



                                                      2007             2006
                                                        $                $

EXPENSES

Accounting and administration                           75,455           53,415
Accretion (Note 16)                                     20,212                -
Amortization                                             1,428            2,149
Audit                                                   14,940           20,517
Corporate development                                  137,916           37,360
Corporate finance fee                                        -           30,500
General exploration                                     91,837           24,588
Investor relations                                      69,508            6,497
Legal                                                   14,079           19,573
Management fees                                         58,500          113,838
Office                                                  28,270           12,098
Professional fees                                      108,515           91,167
Regulatory                                              15,859           12,836
Rent                                                    10,500            4,165
Salaries and benefits                                   52,318            6,410
Shareholder costs                                       16,688            9,251
Stock-based compensation (Note 9)                    2,542,500          256,159
Transfer agent                                          19,512           17,420
Travel                                                  68,665           24,207
                                                  ------------     ------------
                                                     3,346,702          742,150
                                                  ------------     ------------
LOSS BEFORE OTHER ITEMS                             (3,346,702)        (742,150)
                                                  ------------     ------------
OTHER ITEMS

Interest expense                                      (187,940)               -
Interest and other income                               46,622           36,566
Foreign exchange                                      (186,041)         (66,651)
Gain on sale of other assets                                 -           40,980
Bad debts                                                    -          (10,000)
                                                  ------------     ------------
                                                      (327,359)             895
                                                  ------------     ------------
NET LOSS FOR THE YEAR                               (3,674,061)        (741,255)

DEFICIT - BEGINNING OF YEAR                        (71,741,383)     (71,000,128)
                                                  ------------     ------------
DEFICIT - END OF YEAR                              (75,415,444)     (71,741,383)
                                                  ============     ============


BASIC AND DILUTED LOSS PER SHARE                        $(0.19)          $(0.17)
                                                  ============     ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                      19,859,117        4,388,853
                                                  ============     ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31



                                                      2007             2006
                                                        $                $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                               (3,674,061)        (741,255)
Adjustment for items not involving cash
   Accretion                                            20,212                -
   Amortization                                          1,428            2,149
   Interest expense                                     12,038                -
   Corporate finance fee                                     -           30,500
   Gain on sale of other assets                              -          (40,980)
   Stock-based compensation                          2,542,500          256,159
                                                  ------------     ------------
                                                    (1,097,883)        (493,427)
Increase in amounts receivable                        (189,552)         (40,995)
Increase in prepaid expenses and deposits              (39,755)          (3,189)
Increase in inventories                               (116,706)               -
Increase (decrease) in accounts payable
   and accrued liabilities                            (161,903)         183,441
Increase in IVA tax receivable                      (1,045,413)               -
                                                  ------------     ------------
                                                    (2,651,212)        (354,170)
                                                  ------------     ------------
FINANCING ACTIVITIES

Issuance of common shares                           10,066,170        4,966,050
Share issue costs                                     (278,537)        (348,155)
Repayment on long-term debt                           (619,285)               -
Advances received                                      550,000                -
Repayment of advances                                 (550,000)               -
                                                  ------------     ------------
                                                     9,168,348        4,617,895
                                                  ------------     ------------
INVESTING ACTIVITIES

Additions to mineral property interests             (7,254,078)        (791,152)
Additions to property, plant and equipment          (1,280,983)         (52,726)
Other assets                                            37,040          (37,040)
Proceeds from sale of other assets                           -           47,280
Cash assumed on acquisition of ALB                       3,962                -
                                                  ------------     ------------
                                                    (8,494,059)        (833,638)
                                                  ------------     ------------
INCREASE (DECREASE) IN CASH FOR THE YEAR            (1,976,923)       3,430,087

CASH - BEGINNING OF YEAR                             3,657,676          227,589
                                                  ------------     ------------
CASH - END OF YEAR                                   1,680,753        3,657,676
                                                  ============     ============


SUPPLEMENTAL CASH FLOW INFORMATION - Note 15


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



1.       NATURE OF OPERATIONS

         Rochester Resources Ltd. (the "Company") is engaged in the acquisition, exploration and development of its mineral property interests in Mexico. As at the end of December 2006 the Company has completed construction of the cyanidation processing plant and related infrastructure at the Mina Real Property located in Nayarit State, Mexico. Commissioning of the mill commenced in January 2007. As at May 31, 2007 management of the Company has determined that commercial production has not yet been achieved.

         As at May 31, 2007 the Company had working capital of $768,740. The Company anticipates that it may require additional funding to conduct a planned increase in the capacity of the mill facility, to provide adequate working capital for start-up operations and to retire its long-term debt. The Company also plans to conduct a significant exploration and development program.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on the Company's ability to raise equity or other financing as required and ultimately achieve profitable operations. These financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that night be necessary should the Company be unable to continue as a going concern.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP and include the accounts of the Company, its wholly-owned subsidiaries ALB Holdings Ltd. ("ALB") and Mina Real Mexico S.A. de C.V. ("Mina Real") and its 60% owned subsidiary, Compania Minera Nayarit S.A. de C.V. Inter-company balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of asset retirement obligations, stock-based compensation and amortization. The financial statements have, in management's opinion, been properly prepared using careful judgement within the framework of the significant accounting policies summarized in this note.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consists of cash and money market instruments with terms to maturity not exceeding 90 days at date of acquisition. The Company is not exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally incurred limits with major financial institutions.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INVENTORIES

         Materials and supplies are valued at the lower of cost or replacement cost.

         PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are recorded at cost less accumulated depreciation. These assets are depreciated using the straight-line method at the following rates:

                  Motor vehicles                              25%
                  Office equipment, furniture and fixtures    10%
                  Plant and equipment                         10%
                  Buildings                                    5%

         Capital works in progress costs are not depreciated until the related asset is complete, ready for use and utilized in commercial production.

         MINERAL PROPERTY INTERESTS

         Mineral property interests costs and exploration, development and field support costs directly relating to mineral property interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of commercial production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to the mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         ASSET RETIREMENT OBLIGATIONS

         Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value as at the time in which they are incurred or the event occurs giving rise to such an obligation. The liability is increased (accreted) over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized as part of the asset's carrying value, and is amortized over the asset's estimated useful life. The amount of the liability will be subject to re-measurement at each reporting period.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         Where possible, the Company has estimated asset retirement obligations based on current best practice. These estimates are subject to change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus. If and when the stock options are exercised the applicable amounts of contributed surplus are transferred to share capital.

         TRANSLATION OF FOREIGN CURRENCIES

         As the Company's foreign subsidiaries have been dependent on funding from their parent, the operations are considered to be integrated. As a result, the temporal method of translating the accounts of the foreign subsidiaries have been adopted. Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         LOSS PER SHARE

         The loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For these purposes the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the year. During fiscal 2007 and 2006 all of the outstanding options and warrants were anti-dilutive.


3.       ACQUISITION

         On December 1, 2006 (the "Effective Date") the Company completed the acquisition of 100% of the issued and outstanding capital of ALB in exchange for the issuance of 10,500,000 common shares of the Company, at a fair value of $10,500,000. ALB's sole asset is its 49% equity interest in the Mina Real Property and the only liability of ALB is an underlying obligation of US $1,925,000 (see Note 8) and a 1% net smelter return royalty on the Mina Real Property. In addition, as a result of differences in the book value and tax value of the mineral property interest acquired, the Company has recorded a future income tax liability of $4,300,000 with a corresponding amount capitalized to mineral property interests.

         The acquisition of ALB was accounted for by the purchase method as summarized below and the results of operations were recorded from the Effective Date. The assets and liabilities of ALB have been recorded at their fair values, as follows:
                                                                         $

         Cash                                                             3,962
         Amounts receivable                                                 423
         Mineral property interests                                  16,963,276
         Equipment                                                       29,727
         Long-term debt assumed                                      (2,197,388)
         Future income tax liabilities                               (4,300,000)
                                                                   ------------
         Net assets acquired                                         10,500,000
                                                                   ============


4.       AMOUNTS RECEIVABLE
                                                      2007             2006
                                                        $                $

         Production receivable                         190,812                -
         Other receivables                              79,185           80,022
                                                  ------------     ------------
                                                       269,997           80,022
                                                  ============     ============

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



5.       MINERAL PROPERTY INTERESTS

                                                      2007             2006
                                                        $                $

         Exploration costs                             459,819          101,108
         Development and pre-production costs        7,287,980          540,960
         Acquisition and other                      18,492,693          486,584
                                                  ------------     ------------
                                                    26,240,492        1,128,652
                                                  ============     ============

         (a)      Mina Real Property

                  In January 2006 the Company entered into an option agreement with ALB to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of four concessions covering approximately 3,377 hectares. Under the agreement the Company made an option payment of US $110,000 and issued 250,000 common shares, at a fair value of $337,500. The Company could earn its interests, as follows:

                  i)       an initial  20%  interest  on funding  the initial US
                           $750,000;
                  ii)      a further  20%  interest  on  funding  a  further  US
                           $750,000; and
                  iii)a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing July 1, 2006, with each payment vesting at 0.9166% interest.

                  On October 20, 2006 the Company and ALB completed negotiations and ALB agreed to waive the requirement for any further payments and the Company was deemed to have fully earned its 51% interest in the Mina Real Property.

                  On December 1, 2006 the Company acquired the remaining 49% interest in the Mina Real Property, as described in Note 3.

                  The Company has also staked an additional 3,981 hectares adjacent to the Mina Real Property.

                  Commissioning of the mill began in January 2007. As at May 31, 2007 commercial production had not yet been achieved. During fiscal 2007, the Company had recorded revenue totalling $890,487 which has been credited against pre-production costs.

         (b)      Santa Fe Property

                  On March 12, 2007 the Company entered into an option agreement to acquire a 70% interest in the Santa Fe Property located in Tepic, Mexico. Under the terms of the agreement, the Company has agreed to implement a program of exploration to determine if the Santa Fe Property can be economically exploited. In addition, if the exploration work is successful, the Company has agreed to provide the necessary capital to construct a processing plant capable of processing a minimum of 200 tonnes per day. The Company will pay a monthly fee of US $10,000 while it is conducting exploration and development on the Santa Fe Property.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



6.       PROPERTY, PLANT AND EQUIPMENT

                                                      2007                              2006
                                 ----------------------------------------------     ------------
                                                   ACCUMULATED       NET BOOK         NET BOOK
                                     COST         AMORTIZATION         VALUE            VALUE
                                       $                $                $                $

         Motor vehicles                69,907            6,928           62,979           52,921
         Office equipment              16,060              402           15,658            2,420
         Mill and mine equipment      883,184           22,079          861,105                -
         Buildings                    118,495            2,962          115,533                -
         Land                         309,348                -          309,348                -
                                 ------------     ------------     ------------     ------------
                                    1,396,994           32,371        1,364,623           55,341
                                 ============     ============     ============     ============


7.       LONG-TERM DEBT
                                                      2007             2006
                                                        $                $

         Amount due to Huajicari (US $1,475,000)     1,578,103                -
         Less:  current portion (US $900,000)         (962,910)               -
                                                  ------------     ------------
                                                       615,193                -
                                                  ============     ============

         The amount due to Compania Minera Huajicari ("Huajicari") is unsecured and as at May 31, 2007 carries interest at a rate of 10% per annum, with repayment on a monthly basis of US $75,000 plus accrued interest. Since the completion of the purchase of ALB, as described in Note 3, the Company has repaid $619,285 (US $450,000) principal and interest of $175,902 (US $153,542). As at May 31, 2007 interest of $12,038 remained outstanding and has been included in accounts payable and accrued liabilities.

         The Company is obligated to make the following principal payments in each of the next two fiscal years:

                                                                         $

         2008                                                           962,910
         2009                                                           615,193
                                                                   ------------
                                                                      1,578,103
                                                                   ============

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



8.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value

         Issued:                                               2007                              2006
                                                  -----------------------------     -----------------------------
                                                     SHARES           AMOUNT           SHARES           AMOUNT
                                                                         $                                 $

         Balance, beginning of year                 11,237,735       75,890,208        2,230,735       70,970,313
                                                  ------------     ------------     ------------     ------------
         Issued during the year

         For cash
            Private placements                       4,600,456        6,575,524        6,000,000        3,220,000
            Exercise of warrants                     2,864,247        3,188,286        2,557,000        1,671,050
            Exercise of options                        463,000          302,360                -                -
            Exercise of agent's option                       -                -          150,000           75,000
         Reallocation from contributed surplus
            relating to the exercise of options              -          226,662                -                -
         Reallocation from contributed surplus
            relating to the exercise of agent's
               option and related warrants                   -           32,965                -          112,500
         For corporate finance fees                          -                -           50,000           30,500
         For mineral interests                               -                -          250,000          337,500
         For acquisition of ALB (Note 3)            10,500,000       10,500,000                -                -
                                                  ------------     ------------     ------------     ------------
                                                    18,427,703       20,825,797        9,007,000        5,446,550
         Less:  share issue costs                            -         (278,537)               -         (526,655)
                                                  ------------     ------------     ------------     ------------
                                                    18,427,703       20,547,260        9,007,000        4,919,895
                                                  ------------     ------------     ------------     ------------
         Balance, end of year                       29,665,438       96,437,468       11,237,735       75,890,208
                                                  ============     ============     ============     ============

         (a) During fiscal 2007 the Company completed a number of private placements, as follows:

                  (i) 2,000,000 units at a price of $0.90 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.15 per share on or before July 28, 2007 and $1.30 per share on or before July 28, 2008, subject to acceleration in certain circumstances. The Company incurred $18,623 of share issue costs associated with the private placement;

                  (ii) 700,456 units at a price of $1.15 per unit for gross proceeds of $805,524. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.40 per share on or before December 11, 2008. After June 30, 2007 the warrants are subject to a forced conversion provision once the Company's common shares trade in excess of $2.30 per share for 45 consecutive trading days. The Company incurred $45,213 of of share issue costs associated with the private placement;

                  (iii) 1,200,000 units at a price of $1.85 per unit for gross proceeds of $2,220,000. Each unit comprised one common share and one-half share purchase warrant. Each full warrant entitles the holder to purchase an additional common share at a price of $2.25 per share for a period of one year. The Company paid a commission of $155,400, administrative fee of $10,000 and share issue costs of $39,526; and

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



8.       SHARE CAPITAL (continued)

                  (iv) 700,000 units at a price of $2.50 per unit for gross proceeds of $1,750,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $2.75 per share on or before November 17, 2008. The Company incurred $9,775 of share issue costs associated with the private placement.

         (b) During fiscal 2006 the Company completed a number of private placements, as follows:

                  i) 5,000,000 units at $0.50 per unit for gross proceeds of $2,500,000. Each unit comprised one common share and one half share purchase warrant. One full warrant was exercisable into one common share at $0.65 per common share on or before January 16, 2008, subject to a forced conversion provision. The Company paid $22,000 as finders' fees on the non-brokered portion of the private placement. On the brokered portion of the private placement, the Company paid a commission of $150,000 and issued 25,000 common shares, at a fair value of $12,500, for a corporate finance fee. The Company also granted an option to the agent entitling it to acquire 150,000 units at a price of $0.50 per unit, for a period of two years. The agent's option was exercised during the 2006 fiscal year. The units issued to the agent had the same terms as the units issued under the private placements. In addition, the Company incurred $71,087 of costs relating to the private placement. Certain directors and officers of the Company have purchased 270,000 units of the private placement.

                           The fair value of the agent's option and related warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 136%; a risk-free interest rate of 3.71%; and an expected life of twelve months. The value assigned to the agent's option and related warrants was $112,500.

                           During fiscal 2006 the Company issued a total of 2,545,000 common shares for proceeds of $1,654,250, as a result of the exercise of warrants under the forced conversion provision. The remaining warrants for 30,000 common shares expired without exercise.

                  ii) 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one share purchase warrant. Each warrant is exercisable into one common share at $0.80 per common share on or before May 3, 2008. The Company paid a commission of $72,000, issued 25,000 common shares, at a fair value of $18,000, for a corporate finance fee and granted 100,000 agent's warrants exercisable on the same basis as the warrants issued under the private placement. The Company also incurred $33,068 of share issue costs associated with the private placement.

                           The fair value of the agent's warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 137%; a risk-free interest rate of 4.12%; and an expected life of twelve months. The value assigned to the agent's warrants was $66,000.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



8.       SHARE CAPITAL (continued)

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2007 and 2006 and the changes for the years ending on those dates is as follows:

                                                               2007                              2006
                                                  -----------------------------     -----------------------------
                                                                      WEIGHTED                          WEIGHTED
                                                                      AVERAGE                           AVERAGE
                                                                      EXERCISE                          EXERCISE
                                                     NUMBER            PRICE           NUMBER            PRICE
                                                                         $                                 $

                  Balance, beginning of period       1,282,000          0.90             688,500          1.78
                  Issued                             4,000,455          1.64           3,675,000          0.69
                  Exercised                         (2,864,247)         1.11          (2,557,000)         0.65
                  Expired                              (54,750)         2.00            (524,500)         1.82
                                                  ------------                      ------------
                  Balance, end of period             2,363,458          1.90           1,282,000          0.90
                                                  ============                      ============

                  The following table summarizes information about the number of common shares reserved pursuant to warrants outstanding at May 31, 2007:

                                    EXERCISE
                     NUMBER           PRICE                EXPIRY DATE
                                        $

                      410,359          0.80                May 3, 2008
                       63,100       1.15/1.30              July 28, 2007 / 2008
                      590,000          1.40                December 11, 2008
                       74,999          2.25                February 2, 2008
                      525,000          2.25                February 12, 2008
                      700,000          2.75                November 17, 2008
                  -----------
                    2,363,458
                  ===========


9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

         During fiscal 2007 the Company granted 2,425,000 (2006 - 720,000) stock options to the Company's directors, employees and consultants and recorded compensation expense of $2,542,500 (2006 - $256,159).

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2007 and 2006:

                                            2007                   2006

         Risk-free interest rate        3.92% - 4.38%          3.63% - 3.86%
         Estimated volatility            103% - 116%            125% - 136%
         Expected life                3 years - 5 years     9 months - 18 months
         Expected dividend yield              0%                     0%

         The weighted average fair value of stock options granted during fiscal 2007 to the Company's directors, employees and consultants was $1.05 (2006 - $0.36) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at May 31, 2007 and 2006 and the changes for the years ending on those dates is as follows:

                                                               2007                              2006
                                                  -----------------------------     -----------------------------
                                                                     WEIGHTED                          WEIGHTED
                                                                      AVERAGE                           AVERAGE
                                                     OPTIONS         EXERCISE          OPTIONS         EXERCISE
                                                   OUTSTANDING         PRICE         OUTSTANDING         PRICE
                                                                         $                                 $

         Balance, beginning of year                    720,000          0.62             217,500          1.30
         Granted                                     2,425,000          1.64             720,000          0.62
         Exercised                                    (463,000)         0.65                   -             -
         Cancelled / Expired                          (100,000)         0.80            (217,500)         1.30
                                                  ------------                      ------------
         Balance, end of year                        2,582,000          1.57             720,000          0.62
                                                  ============                      ============

         The following table summarizes information about the stock options outstanding and exercisable at May 31, 2007:

             NUMBER           NUMBER       EXERCISE
          OUTSTANDING      EXERCISABLE       PRICE            EXPIRY DATE
                                               $

               27,500           27,500        0.50            November 10, 2008
              234,500          234,500        0.62            January 17, 2009
              150,000           75,000        1.40            November 24, 2009
              395,000          395,000        0.90            September 5, 2011
            1,625,000        1,625,000        1.85            January 8, 2010
              150,000                -        2.15            February 14, 2010
         ------------     ------------
            2,582,000        2,357,000
         ============     ============

         See also Note 17.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



10.      CONTRIBUTED SURPLUS

         The Company's contributed surplus as May 31, 2007 and 2006 is comprised of the following:

                                                      2007             2006
                                                        $                $

         Balance, beginning of year                    608,284          286,125
         Stock-based compensation on stock
            options (Note 9)                         2,542,500          256,159
         Stock options exercised                      (226,662)               -
         Stock-based compensation on agent's
            option and warrants (Note 8(b))                  -          178,500
         Agent's option and warrants exercised         (32,965)        (112,500)
                                                  ------------     ------------
         Balance, end of year                        2,891,157          608,284
                                                  ============     ============


11.      RELATED PARTY TRANSACTIONS

         (a) During fiscal 2007 and 2006 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:

                                                      2007             2006
                                                        $                $

                  Accounting and administration              -           30,990
                  Management fees                       58,500           78,887
                  Professional fees                     78,466           60,917
                                                  ------------     ------------
                                                       136,966          170,794
                                                  ============     ============

                  These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at May 31, 2007, accounts payable and accrued liabilities include $26,037 (2006 - $17,210) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

         (b)      Other  related  parties  are  disclosed   elsewhere  in  these
                  consolidated financial statements.


12.      INCOME TAXES

         Future income tax assets and liabilities of the Company as at May 31, 2007 and 2006 are as follows:

                                                      2007             2006
                                                        $                $

         Future income tax assets
              Losses carried forward                 2,401,600        2,492,600
              Share issue costs                        151,100          101,800
                                                  ------------     ------------
                                                     2,552,700        2,594,400
         Valuation allowance                        (2,552,700)      (2,594,400)
                                                  ------------     ------------
         Net future income tax asset                         -                -
                                                  ============     ============


         Future income tax liabilities
              Mineral properties                     4,300,000                -
                                                  ============     ============

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



12.      INCOME TAXES (continued)

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                      2007             2006
                                                        $                $
         Income tax rate reconciliation
         Combined federal and provincial
            income tax rate                             34.12%           34.12%
                                                  ============     ============

         Expected income tax recovery               (1,253,600)        (252,700)
         Non-deductible stock-based compensation       867,600           87,400
         Foreign income tax rate differences            (4,100)               -
         Other                                          17,700           (4,000)
         Unrecognized benefit of income tax losses     372,400          169,300
                                                  ------------     ------------
         Actual income tax recovery                          -                -
                                                  ============     ============

         As at May 31, 2007 the Company has accumulated non-capital losses for income tax purposes of approximately $5.7 million for Canadian income tax purposes to offset against future income, expiring from 2008 to 2027. The Company also has accumulated non-capital losses of approximately 18.0 million pesos for Mexican tax purposes.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.


13.      SEGMENTED INFORMATION

         The  Company  operates  in  one  industry  segment,   the  acquisition,
         exploration and development of mineral interests. The Company's mineral operations are located in Mexico and its corporate assets are located in Canada.
                                                      2007
                                 ----------------------------------------------
                                 IDENTIFIABLE                           NET
                                    ASSETS          REVENUES           LOSS
                                       $                $                $

         Mineral operations
            (Mexico)               29,217,261                -         (113,548)
         Corporate (Canada)         1,553,303           46,622       (3,560,513)
                                 ------------     ------------     ------------
                                   30,770,564           46,622       (3,674,061)
                                 ============     ============     ============

                                                      2006
                                 ----------------------------------------------
                                 IDENTIFIABLE                           NET
                                    ASSETS          REVENUES           LOSS
                                       $                $                $

         Mineral operations
            (Mexico)                1,337,075                -          (12,091)
         Corporate (Canada)         3,634,481           36,566         (729,164)
                                 ------------     ------------     ------------
                                    4,971,556           36,566         (741,255)
                                 ============     ============     ============

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



14.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at May 31, 2007 and 2006 were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to May 31, 2007 and 2006 may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities due to their relative short periods to maturity. In addition, the fair value of long-term debt is approximated by their carrying amount as the debt bears a fair market rate of interest.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.


15.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during fiscal 2007 and 2006 as follows:

                                                                       2007             2006
                                                                         $                $

         Financing activities

         Issuance of common shares for acquisition of ALB            10,500,000                -
         Long-term debt                                               2,197,388                -
         Issuance of common shares non-cash consideration               259,627          480,500
         Contributed surplus                                           (259,627)          66,000
         Share issue costs                                                    -         (178,500)
                                                                   ------------     ------------
                                                                     12,697,388          368,000
                                                                   ============     ============
         Investing activities

         Additions to equipment                                         (29,727)               -
         Additions to mineral property interests                    (17,862,147)        (337,500)
                                                                   ------------     ------------
                                                                    (17,891,874)        (337,500)
                                                                   ============     ============
         Operating activities

         Increase in future tax liabilities                           4,300,000                -
         Increase in asset retirement obligations                       570,682                -
         Increase in accounts payable and accrued liabilities           323,804                -
         Corporate finance fee                                                -          (30,500)
                                                                   ------------     ------------
                                                                      5,194,486          (30,500)
                                                                   ============     ============

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



15.      SUPPLEMENTAL CASH FLOW INFORMATION (continued)

         Other supplemental cash flow information:

                                                      2007             2006
                                                        $                $

         Interest paid in cash                         180,505                -
                                                  ============     ============

         Income taxes paid in cash                           -                -
                                                  ============     ============


16.      ASSET RETIREMENT OBLIGATION
                                                      2007             2006
                                                        $                $

         Balance, beginning of year                          -                -
         Initial estimated liability                   570,682                -
         Accretion                                      20,212                -
                                                  ------------     ------------
         Balance, end of year                          590,894                -
                                                  ============     ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $750,000 which has been discounted using a credit adjusted risk free rate of 8.5% and inflation rate of 4%. The reclamation obligation relates to the Mina Real Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.


17.      SUBSEQUENT EVENTS

         Subsequent to May 31, 2007 the Company granted stock options to directors and employees of the Company to purchase 100,000 common shares at a price of $1.65 per share on or before June 8, 2010 and 424,000 common shares at a price of $1.65 per share on or before June 12, 2010.

                                                                      SCHEDULE I


                            ROCHESTER RESOURCES LTD.
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                           FOR THE YEARS ENDED MAY 31



                                                      2007                              2006
                                 ----------------------------------------------     ------------
                                   MINA REAL        SANTA FE           TOTAL            TOTAL
                                       $                $                $                $

BALANCE - BEGINNING OF YEAR         1,128,652                -        1,128,652                -
                                 ------------     ------------     ------------     ------------
COSTS INCURRED DURING THE YEAR

EXPLORATION COSTS

Accommodation                          29,229                            29,229                -
Assays                                 23,293                -           23,293                -
Amortization                           29,515                -           29,515                -
Camp costs                             26,492                -           26,492           27,642
Contractors                            16,365                -           16,365                -
Equipment rental                       16,143                -           16,143            7,416
Food                                    3,442                -            3,442                -
Fuel and lubricants                     9,619                -            9,619            2,238
Geologists and related                 79,892                -           79,892                -
Mine and mill camp                     77,761                -           77,761                -
Miscellaneous                          18,686                -           18,686           10,092
Surveying                               7,328                -            7,328                -
Supplies                               17,522                -           17,522           52,283
Travel                                  3,424                -            3,424            1,437
                                 ------------     ------------     ------------     ------------
                                      358,711                -          358,711          101,108
                                 ------------     ------------     ------------     ------------
DEVELOPMENT AND PRE-
   PRODUCTION COSTS

Mine development                    2,043,913                -        2,043,913                -
Pre-production costs                5,593,594                -        5,593,594          540,960
                                 ------------     ------------     ------------     ------------
                                    7,637,507                -        7,637,507          540,960
Less: net revenues received
  prior to commercial production     (890,487)                -        (890,487)               -
                                 ------------     ------------     ------------     ------------
                                    6,747,020                -        6,747,020          540,960
                                 ------------     ------------     ------------     ------------
ACQUISITION COSTS AND OTHER

Option payments and other           2,600,915           34,186        2,635,101          149,084
Issuance of common shares          10,500,000                -       10,500,000          337,500
Future income tax adjustment        4,300,000                -        4,300,000                -
Asset retirement obligation           571,008                -          571,008                -
                                 ------------     ------------     ------------     ------------
                                   17,971,923           34,186       18,006,109          486,584
                                 ------------     ------------     ------------     ------------
                                   25,077,654           34,186       25,111,840        1,128,652
                                 ------------     ------------     ------------     ------------
BALANCE - END OF YEAR              26,206,306           34,186       26,240,492        1,128,652
                                 ============     ============     ============     ============





                                   ROCHESTER
                                 RESOURCES LTD.















                  Management's Discussion and Analysis For the
                         Fiscal Year Ended May 31, 2007



























                          www.rochesterresourcesltd.com
                           RCT (TSX Venture Exchange)

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE FISCAL YEAR ENDED MAY 31, 2007


The following Management's Discussion and Analysis ("MD&A") of Rochester Resources Ltd. ("Rochester" or the "Company") should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal year ended May 31, 2007, which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains certain forward looking statements that involve risks and uncertainties such as statements of the Company's plans, objectives, strategies, expectations, and intentions. The words "may", "would", "could", "will", "intend", "plan", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward looking statements. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward looking statements.

COMPANY OVERVIEW

The Company is a junior gold/silver producer actively engaged in the exploration and development of its Mina Real and Santa Fe Properties, comprising 11,181 hectares of gold/silver mineral concessions located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range, the largest epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. The Company substantially completed the construction of a cyanidation processing plant at the end of December 2006. Initial milling operations commenced in January 2007 with the commissioning process being completed by May 31, 2007.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT", the Frankfurt Stock Exchange Open Market under the trading Symbol "R5I" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

CHANGES TO THE BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY

On January 9, 2007, Dr. Alfredo Parra was appointed as President and CEO of the Company, replacing Mr. Douglas Good, who moved to Chairman of the Board. On January 19, 2007, the Company also appointed Messrs. Joseph M. Keane, of Tucson Arizona, and Lindsay R. Bottomer, of North Vancouver BC, to the board of directors. They replaced Messrs. Carter and Lee who submitted their resignations to take effect concurrent with these new appointments. On June 8, 2007, Mr. Nick DeMare, was appointed to the Board and replaced Mr. Good as Chairman.

On August 10, 2007 the Company announced that Mr. Eduardo Luna, Chairman of Silver Wheaton Corp. and recently retired President of Goldcorp Inc's Mexican mining operations, joined the board of Rochester. Mr. Luna replaced Mr. Gil Leathley who moved to the Mining Advisory Board.

PROPERTY UPDATE

OVERVIEW

Effective December 1, 2006, the balance of the 49% interest in the Mina Real Property was acquired by the Company though the issuance of 10,500,000 common shares in exchange for all of the outstanding shares of ALB. The sole asset of ALB is its 49% equity interest in Mina Real Mexico SA de CV ("Mina Real Mexico") and the only liability of ALB is an underlying obligation which, as of May 31, 2007, stands at US $1,475,000 to an ex-partner and a 1% net smelter royalty obligation on its interest in the Mina Real Project. On January 30, 2007, the Company added to its land position by staking an additional 3,981 hectares adjacent to the Mina Real property. The Company now holds a 100% interest in the Mina Real gold/silver property comprising 7,358 hectares of exploration and mining concessions located east of the capital city of Tepic, in the state of Nayarit, Mexico.

On March 12, 2007, the Company entered into an option agreement to acquire a 70% interest in the Santa Fe gold-silver property located immediately east of its Mina Real Property in the State of Nayarit, Mexico. The Santa Fe Property covers approximately 3,823 hectares, and previous work has identified ten zones of epithermal veining and mineralization on the property. This brings the Company's total land package to 11,181 hectares.

MILL OPERATIONS

Commissioning of the Mina Real mill began in January 2007 and the first gold and silver precipitate was delivered to the refinery in early February. During the five month period ended May 31, 2007, 1,082 ounces of gold and 10,991 ounces of silver were delivered to the refinery resulting in net proceeds of $890,487 being applied against the pre-production costs. Production was interrupted a number of times during commissioning to implement processing and equipment changes. During the commissioning process, ongoing monitoring revealed that the rock beneath the lined tailings dam was more permeable than indicated by pre-construction testing. As a result, milling operations were suspended in March 2007 until a cyanide destruction circuit was installed to neutralize the tailings prior to being deposited in the tailings dam. Tests indicated that this destruction process was working effectively and the plant recommenced production during the last week of May 2007.

Since May 31, 2007 the mill has been operating in a satisfactory manner with some disruptions in production being experienced. June production was particularly impacted due to down time associated with intermittent power outages being experienced from our primary supplier of electricity. A second back-up power generator has been put into operation which now provides the power capacity to operate when there is disruption in service from the main grid.
Further improvements are being implemented to attain more accurate and continuous reconciliation of the throughput tonnage, production, and deliveries to the refinery.

Since May 2007 production has ramped up steadily from average production levels of 150 tonnes/day to current average levels of about 200 tonnes/day. The current recovery rate for gold is surpassing 90% and beginning to approach our initial target of 94%. Recovery rates for silver are close to expected, averaging between 40% and 60%, depending on the material. A priority capital project for fiscal 2008 is to implement process plant changes in order to increase silver recoveries.

MINING OPERATIONS

During the year the Company continued with development mining activities in order to prepare the initial mining area at Florida for increased production. During 2006 the Company completed about 2,000 metres of development mining which produced a stockpile of about 18,000 tonnes of mineralized material at the mine and mill site in preparation for commencement of milling operations in January 2007. As at May 31, 2007, the stockpile of mineralized material was estimated at 11,669 tonnes.

Mine development activities are continuing at the Florida triple vein structure with current activities concentrating on ramping down to level 1090 and lower levels to determine the base of the structure which is open to depth.

A comprehensive sampling of the ramp development from Level 1115 down to Level 1090 was undertaken during the last quarter and assays were received from SGS Laboratories, an independent ISO 2000 certified laboratory. The independent assays from 58 ramp channel samples taken over approximately 120 metres of development within the vein system indicate an average vein width of 1.35 metres with average grades of 17 grams/tonne of gold and 139 grams/tonne of silver. On the upper ramp to Level 1115, grades on eleven contiguous channel samples taken over approximately 20 metres of vein structure averaged 30.8 grams/tonne of gold and 212 grams/tonne of silver and an average width of 1.33 metres. Six of these samples ranged between 26.7 and 59.1 grams/tonne of gold. The lower ramp has so far produced an average grade of 15.1 grams/tonne of gold and 116 grams/tonne of silver from 19 channel samples taken over approximately 38 metres. Mill head grades being processed have been lower than expected in part due to higher than expected dilution in the mining process. During fiscal 2007, 80% of the production came from development with 20% from stoping, where stoping dilution control is more difficult. Management is implementing changes in its mining practices which are expected to reduce the amount of mining dilution in the future.

GEOLOGY OF PROPERTIES & EXPLORATION ACTIVITIES

Mina Real Property

In January 2007, the Company announced that it had staked an additional 3,981 hectares adjacent to the 3,377 hectares previously comprising the Mina Real concessions in Nayarit, Mexico. In addition to protecting the continuity of five vein structures - La Florida, El Puerto 1, El Puerto 2, Tajos Cuates 1 and Tajos Cuates 2 - as well as three recently discovered veins on the property, there is potential that this additional ground could add to the Company's resource base and provide additional mill feed to the recently constructed conventional mill on the property. The Company also announced that it had located several outcrops on the properties that indicate the existence of additional veins that were previously undiscovered. A drilling and exploration program is being developed to define the potential of the vein structures uncovered to date on both the existing and recently acquired ground.

The north end of the Florida Veins within the mine workings is defined by a late dacite intrusive which truncates the veins. On surface further north, a number of quartz veins oriented parallel to the Florida trend have been identified in outcrops up to 1.5 kilometres further to the north. Initial exploration for the projected northern continuation of the Florida Vein system was done by means of an underground drive across the intrusive on the 1160 Level of the Florida Mine. This work successfully crossed through 180 metres of the intrusive and emerged into highly faulted and altered volcanic rocks to the northwest. The next phase of exploration work will consist of more extensive surface trenching, sampling and mapping of the Florida North system combined with a limited drilling program to identify the exact location of the vein system in Florida North and continued drift development in the form of a cross-cut approached from the northeast.

The Tajos Cuates vein system is located 1 kilometre southwest of the Florida Mine site and is a primary target in the near term to outline additional potential ore sources for the existing milling operation. This vein system is a robust low sulphidation epithermal vein which has been traced on surface over
1.8 kilometres, and known workings and a historical drill intercept extend over a vertical horizon of at least 200 metres. The mineralization is silver rich compared to the Florida Vein system - a 1.70 metre wide sample collected by Victor Jaramillo P.Geo. from the Chalata Adit assayed 2.7 g/t gold and 1300 g/t silver. Three drill holes completed in 2006 provided confirmation that the mineralized vein structure continues to depth and established a base of the mineralized horizon at about the 900 metre level. Drill hole No. 800-7-04 intersected 2.42 metres (estimated true width 1.5 metres) of mineralization which assayed 4.9 grams/tonne of gold and 310 grams/tonne of silver at the 915 metre elevation.

Recent work has extended road access to Tajos Cuates, and initial underground rehabilitation work is underway to allow exploration and bulk sampling of the vein system in more detail. In addition, surface work has identified two new mineralized systems in the area, Tomas and El Crudo. Preliminary surface sampling has returned 2.10 metres grading 3.7 g/t gold and 137 g/t silver from Tomas, and 0.70 metres grading 4.9 g/t gold and 106 g/t silver from El Crudo.

The veins  systems at Tajos Cuates are the primary  target for  expansion of our
mining  operations.   Drift  development  activities  are  already  underway  to supplement more extensive trenching and surface sampling activities.

Santa Fe Property

Initial exploration activities on the recently acquired Santa Fe Property (70% interest), which adjoins the Florida tenements to the east and northeast, has concentrated on developing approximately 8 kilometres of new road access to the central portion of the property, thereby allowing systematic sampling and development of the multiple vein systems in that area.

The work to date has better defined the three main vein systems, all of which trend northwesterly and are sub-parallel with some cross veining. From west to east, these are the Jonas system, the Clavellino system, and the Tajitos system.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

            OMITTED GRAPHIC MAY BE VIEWED AT THE COMPANY'S WEBSITE:
                         www.rochesterresourcesltd.com

[Graphic is a diagram of the Florida Mine showing the location of the Florida Mine in relation to the Talitos Vein, Clavelino System and Jonas System.]

Of the three, initial indications are that the Clavellino system is the most extensive, having been traced over a length of more than 3 kilometres. The width of this structure varies from 1 metre to 40 metres. At the south end, multiple quartz veins occur over a width of 30 to 40 metres, with some values in the intervening wallrocks. At the north end (El Picacho), the vein structure is more discrete, consisting of a 5.4 metre wide zone of silicification. The central 0.5 metres returned values of 3.36 g/t gold and 163 g/t silver .

Two samples taken from old surface workings in the Tepehuaje section of Clavellino returned a grade of 2 grams/tonne of gold and 235 grams/tonne of silver over a 1.6 metre average width. A centre section of 0.7 metres produced 5 grams/tonne of gold and 481 grams/tonne of silver.

Sampling along new exposures created by recent road building has exposed the Jonas system in a number of places. Jonas is a silver-rich system, with one main and several subsidiary northwest-trending quartz structures. Continuous sampling by the Company has shown that silver values are not just confined to the main veins however, and occur in some of the intervening altered volcanic wallrocks. Many sample results have yet to be received, however sampling to date on the main level has defined three parallel zones grading 0.27 g/t gold and 162 g/t silver over 2.40 metres, 0.81 g/t gold and 378 g/t silver over 0.62 metres, and
0.23 g/t gold and 234 g/t silver over 0.83 metres. Individual sample results for gold range from less than 0.03 g/t to 3.6 g/t and silver from less than 3 g/t to 796 g/t, which includes samples taken from the intervening rock.

The Tajitos system is relatively narrow (1-1.5 metres true width) exposed in a series of old workings, but well mineralized over more than 300 metres of the 700 metre length identified to date. A sample from the north end of the system produced 4.68 g/t gold and 1,380 g/t silver over 0.7 metres width.

A significant feature of these systems at the Santa Fe Property is the identification of gold and silver mineralization over a vertical extent of almost 700 metres (833 metres above sea level at the El Bagre vein and at the 1522 metre elevation at the north end of the Tajitos system), twice that found on the Mina Real Property. It is also important to note that these types of epithermal vein systems vary in width and grade over strike and depth. Grades obtained from surface outcrops may or may not be depleted from exposure to the elements with significantly higher grades potentially occurring at depth and then tapering back to lower grades as the base of the system is approached. However, the Santa Fe structures appear to be very similar to those encountered at Mina Real where strong gold and silver grades have been experienced and reported from mining activities between the 1090 to 1200 metre elevations.

The Santa Fe Property is within a short trucking distance of the Mina Real mill and has the potential to provide additional mill feed to support a material increase in capacity at the Mina Real mill or possibly support the development of a second mill in the area.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                   --------------------------------------------
                                            FISCAL YEARS ENDED MAY 31,
                                   --------------------------------------------
                                       2007            2006            2005
                                         $               $               $
                                   ------------    ------------    ------------

OPERATIONS:

Revenues                                    Nil             Nil             Nil
Expenses(1)                          (3,346,702)       (742,150)       (391,177)
Other items                            (327,359)             895       (717,810)
Income (loss)                        (3,674,061)       (741,255)     (1,108,987)
Basic and diluted income (loss)
   per share                              (0.19)          (0.17)          (0.56)
Dividends per share                         Nil             Nil             Nil

BALANCE SHEET:

Working capital                         768,740       3,536,076         245,246
Total assets                         30,770,564       4,971,556         287,316
Total long-term liabilities           5,506,087             Nil             Nil
                                   ------------    ------------    ------------

(1) Includes non-cash stock-based compensation of $2,542,000 (2006 - $256,259; 2005 - $138,725), the calculation of which is based on using the Black-Scholes option pricing model using estimates and assumptions. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                            -------------------------------------------------   -------------------------------------------------
                                               FISCAL 2007                                         FISCAL 2006
                            -------------------------------------------------   -------------------------------------------------
THREE MONTH PERIODS ENDING   MAY 31/07    FEB 28/07    NOV 30/06    AUG 31/06    MAY 31/06    FEB 28/06    NOV 30/05    AUG 31/05
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (545,036)  (2,039,218)    (640,911)    (121,537)    (237,338)    (343,844)    (118,492)    (42,476)
Other items                    (45,534)    (263,722)      (3,134)     (14,969)     (22,415)         230      (17,003)      40,083
Net loss                      (590,570)  (2,302,940)    (644,045)    (136,506)    (259,753)    (343,614)    (135,495)      (2,393)
Basic and diluted loss per
   share                         (0.04)       (0.09)       (0.05)       (0.01)       (0.06)       (0.07)       (0.06)       (0.00)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital                768,740    1,227,597    1,898,776    3,595,277    3,536,076    2,098,783      192,592      249,510
Total assets                30,770,564   23,019,599    7,765,911    6,531,028    4,971,556    2,338,844      214,439      274,800
Total long-term liabilities  5,506,087      936,000          Nil          Nil          Nil          Nil          Nil          Nil
                            -------------------------------------------------   -------------------------------------------------

RESULTS OF OPERATIONS

Three Months Ended May 31, 2007 Compared to Three Months Ended May 31, 2006

During the three months ended May 31, 2007 (the "2007 Quarter") the Company reported a net loss of $590,570, compared to a net loss of $259,753 for the three months ended May 31, 2006 (the "2006 Quarter"), an increase in loss of $330,817. The primary factors for the increase were the recognition of non-cash stock-based compensation of $234,761 and an increase in general exploration of $74,888.

Year Ended May 31, 2007 Compared to Year Ended May 31, 2006

During fiscal 2007, the Company recorded a loss of $3,674,061 ($0.19 per share) compared to a loss of $741,255 ($0.17 per share) for fiscal 2006, an increase in loss of $2,932,806. The increase in loss in fiscal 2007 compared to fiscal 2006 is primarily attributed to non-cash stock-based compensation of $2,542,500 in fiscal 2007 compared to $256,159 in fiscal 2006 and an overall increase in general and administrative expenses.

The Company was in the pre-production stage throughout fiscal 2007. Accordingly net revenues totalling $890,487 were credited against pre-production costs.

General and administrative expenses of $3,346,702 were reported in fiscal 2007, an increase of $2,604,552, from $742,150 in fiscal 2006. Specific expenses of note, incurred by the Company during fiscal 2007 as compared to fiscal 2006 are as follows:

         -    accounting and administrative fees of $75,455 (2006 - $53,415);

         -    professional and management fees and salaries  totalling  $168,708
              (2006  -  $116,804)   were  paid  to  current  and  former  senior
              executives and officers and related family members;

         -    corporate  development  expenses of $137,916  (2006 - $37,360) for
              ongoing   market   awareness   and   promotional    campaign   and
              participation in investment conferences;

         - $33,508 (2006 -$6,497) was paid to Accent Marketing Limited ("Accent") to provide a market awareness campaign and investor relation activities in Europe;

         - $36,000 (2006 - $nil) was paid to Empire Communications Inc. ("Empire") to provide investor relations services;

         - $2,542,500 (2006 - $256,159) for non-cash stock-based compensation on the granting and vesting of stock options; and

         - travel expenses of $68,665 (2006 - $24,207) for ongoing mine site visits to Mexico and participation in investment conferences in Europe and Canada.

Interest income is generated from cash held with the Company's financial institution. During fiscal 2007, the Company reported interest and other income of $46,622 as compared to $36,506 during fiscal 2006. The increase is attributed to higher levels of cash held during fiscal 2007.

During fiscal 2007 the Company recorded a total of $25,111,840 for mineral property additions, of which $18,006,109 was attributed to acquisition costs, $6,747,000 for development and pre-production, net of $890,487 revenues, and $358,711 for exploration activities primarily on the Mina Real Project. A detailed breakdown on the expenditures is itemized on Schedule 1 of the Company's audited consolidated financial statements for the year ended May 31, 2007. Exploration, development and pre-production activities conducted in fiscal 2007 period are described in "Exploration Projects" in this MD&A.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company has financed all of its capital and exploration expenditures through the issuance of equity capital. During fiscal 2007, the Company completed private placements for 4,600,456 units for gross proceeds of $6,575,524 and issued 3,327,247 common shares for proceeds of $3,490,646 on the exercise of stock options and warrants. As at May 31, 2007, the Company had working capital of $768,740 (2006 - $3,536,076). With production and revenue from its Mina Real Project, the Company anticipates that it will have sufficient cash flow to meet ongoing operating costs, corporate overheads and current levels of exploration and development. Further exploration and development activities, however, may change due to ongoing results and recommendations which may entail significant funding. As a result, the Company may be required to obtain additional financing. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations as of May 31, 2007.

                                           PAYMENTS DUE BY PERIOD
                              -------------------------------------------------
                               LESS THAN     1 TO 2    GREATER THAN
                                1 YEAR        YEARS       2 YEARS       TOTAL
                                   $            $            $            $

Contractual Obligations

    Long-term debt               962,910      615,193            -    1,578,103
                              ==========   ==========   ==========   ==========

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2007 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2007 and 2006 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:

                                                            2007         2006
                                                             $            $

Accounting and administration                                    -       30,990
Management fees                                             58,500       78,887
Professional fees                                           59,208       60,917
                                                        ----------   ----------
                                                           117,708      170,794
                                                        ==========   ==========

These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at May 31, 2007, accounts payable and accrued liabilities include $6,779 (2006 - $17,210) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

Effective February 28, 2006, the Company entered into an agreement with Accent to provide market awareness and investor relation activities in Europe. During fiscal 2007, the Company paid $33,508. The agreement was terminated on November 23, 2006.

Effective November 23, 2006, the Company entered into an agreement with Empire, to provide investor relations services under which the Company has agreed to pay a monthly fee of $6,000. In addition, the Company has granted 150,000 stock options to Empire with an exercise price of $1.40 per share. The options vest on a quarterly basis over a twelve month period. The agreement may be terminated with written 30 days notice. During fiscal 2007, the Company paid $36,000 to Empire.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at September 26, 2007, there were 29,802,738 issued and outstanding common shares. In addition there were 2,836,000 stock options outstanding at exercise prices ranging from $0.50 to $2.15 per share and 2,206,158 warrants outstanding with exercise prices ranging from $0.80 to $2.75 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109
- Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. During the process of management's review and evaluation of the design of the Company's internal control over financial reporting, it was determined that certain weaknesses existed in internal controls over financial reporting. As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

                  FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS


I, Alfredo Parra, a President and Chief Executive Officer of Rochester Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the issuer) for the period ending May 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   September 28, 2007

/s/ Alfredo Parra
------------------------------
Alfredo Parra, President & CEO

                  FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS


I, Jose Manual Silva, the Chief Financial Officer of Rochester Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the issuer) for the period ending May 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   September 28, 2007

/s/ Jose Manuel Silva
-----------------------
Jose Manuel Silva,
Chief Financial Officer





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